                                 SCHEDULE 13D

                                 UNITED STATES

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549
                           _________________________


                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                              (Amendment No. 28)


                            Lincorp Holdings, Inc.

-------------------------------------------------------------------------------
                               (Name of Issuer)

                    COMMON STOCK, PAR VALUE $.01 PER SHARE

-------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  904659 10 9

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                                 (CUSIP Number)

                             Selig D. Sacks, Esq.
                        Pryor, Cashman, Sherman & Flynn
                                410 Park Avenue
                           New York, New York 10022

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                 (Name, Address and Telephone Number of person
                authorized to receive notice and communications)

                                 June 18, 1997

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            (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report to acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_]

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 904659 10 9                                    PAGE 2 OF 19 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Unicorp Energy Corporation

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [x]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5    ITEMS 2(d) OR 2(e)
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6    Province of Ontario, Canada

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7    1,286,886 (See Item 5)
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8    0

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9    1,286,886 (See Item 5)
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10   0

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11    1,286,886 (See Item 5)


------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12    Row (11) EXCLUDES CERTAIN SHARES
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13    74.3%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14    IV

------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 904659 10 9                                    PAGE 3 OF 19 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Townsview Investments Limited

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [x]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5    ITEM 2(d) OR 2(e)
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6    Canada

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7    0 (See Item 5)
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8    1,286,886 (See Item 5)

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9    0 (See Item 5)
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10   1,286,886 (See Item 5)

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11    0 (See Item 5)


------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12    Row (11) EXCLUDES CERTAIN SHARES
      [x]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13    0%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14    CO

------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 904659 10 9                                    PAGE 4 OF 19 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      George S. Mann

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [x]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5    ITEM 2(d) OR 2(e)
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6    Canada

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7    0 (See Item 5)
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8    1,286,886 (See Item 5)

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9    0 (See Item 5)
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10   1,286,886 (See Item 5)

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11    0 (See Item 5)


------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12    Row (11) EXCLUDES CERTAIN SHARES
      [x]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13    0%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14    IN

------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 904659 10 9                                    PAGE 5 OF 19 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Ian G. Cockwell

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [x]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)  [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6    Canada

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7    0 (See Item 5)
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8    1,286,886 (See Item 5)

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9    0 (See Item 5)
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10   1,286,886 (See Item 5)

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11    0 (See Item 5)


------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [x]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13    0%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14    IN

------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 904659 10 9                                    PAGE 6 OF 19 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Westcliff Management Services, Ltd.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [x]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6    Canada

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7    0 (See Item 5)
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8    1,286,886 (See Item 5)

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9    0 (See Item 5)
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10   1,286,886 (See Item 5)

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11    0 (See Item 5)


------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [x]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13    0%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14    IV

------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP NO. 904659 10 9                                     Page 7 of 19 Pages

                       AMENDMENT NO. 28 TO SCHEDULE 13D


     Pursuant to Rule 13d-2(c) under the Securities Exchange Act of 1934, as amended (the "Act"), this is the first electronic amendment to a paper format
Schedule 13D originally filed by Unicorp Energy Corporation ("UEC"), a company organized under the laws of the Province of Ontario, Canada, formerly known as Unicorp Canada Corporation, which was formerly known as Unicorp Financial Corporation, and George S. Mann ("Mr. Mann"), dated October 29, 1981 (the "Original Statement"), as amended and supplemented by Amendment No. 1, dated June 24, 1983 ("Amendment No. 1"), Amendment No. 2, dated January 11, 1984 ("Amendment No. 2"), Amendment No. 3, ("Amendment No. 3"), Amendment No. 4, dated February 25, 1984 ("Amendment No. 4"), Amendment No. 5, dated October 10, 1984 ("Amendment No.5"), Amendment No. 6, dated December 24, 1984 ("Amendment No. 6"), Amendment No. 7, dated January 2, 1985 ("Amendment No.7), Amendment
No. 8, dated May 14, 1986 ("Amendment No. 8"), Amendment No. 9, dated June 12, 1986 ("Amendment No. 9"), Amendment No. 10, dated June 30, 1986 ("Amendment No. 10"), Amendment No. 11, dated July 2, 1986 ("Amendment No. 11"), Amendment No. 12, dated January 4, 1988 ("Amendment No. 12"), Amendment No. 13, dated March 21, 1988 ("Amendment No. 13"), Amendment No. 14, dated September 2, 1988 ("Amendment No. 14"), Amendment No. 15, dated May 9, 1989 ("Amendment No. 15"), Amendment No. 16, dated May 16, 1989 ("Amendment No. 16"), Amendment No. 17, dated July 17, 1989 ("Amendment No. 17"), Amendment No. 18, dated September 15, 1989 ("Amendment No. 18"), Amendment No. 19, dated September 22, 1989 ("Amendment No. 19"), Amendment No. 20, dated February 23, 1990 ("Amendment No. 20"), Amendment No. 21, dated April 19, 1990 ("Amendment No. 21"), Amendment No. 22, dated October 15, 1990 ("Amendment No. 22"), Amendment No. 23, dated November 27, 1990 ("Amendment No. 23"), Amendment No. 24, dated March 8, 1991 ("Amendment No. 24"), Amendment No. 25, dated April 29, 1991 ("Amendment No. 25"), Amendment No. 26, dated March 22, 1995 ("Amendment No. 26") and Amendment No. 27, dated March 25, 1996 ("Amendment No. 27"). However, pursuant to Rule 13d-2(c) this amended and restated Schedule 13D does not set forth the previously filed paper exhibits. This statement (the "Statement") is being filed by UEC, Townsview Investments Limited ("Investments"), Westcliff Management Services, Ltd., an Ontario corporation ("Westcliff"), Mr. Mann and Ian G. Cockwell ("Mr. Cockwell"), pursuant to Rule 13d-2(a) under the Act as a result of a sale by Mr. Mann of his ownership position in Investments which had the effect of reducing Mr. Mann's beneficial ownership

CUSIP NO. 904659 10 9                                     Page 8 of 19 Pages

in the Issuer (as defined below) by more than one percent as more fully described below.

ITEM 1.   SECURITY AND ISSUER

     UEC, Investments, Mr. Mann, Mr. Cockwell and Westcliff hereby amend, supplement and restate the statement on Schedule 13D relating to the common stock, par value $.01 per share (the "Common Stock"), of Lincorp Holdings, Inc. (the "Issuer"), a Delaware corporation, formerly known as Unicorp American Corporation, which was formerly known as Institutional Investors Corporation, as originally filed by Mr. Mann and UEC in 1981.

     The principal executive offices of the Issuer are located at 245 Park Avenue, 28/th/ Floor, New York, New York 10167.

ITEM 2.   IDENTITY AND BACKGROUND

     This Statement is being filed by UEC, Investments, Mr. Mann, Mr. Cockwell and Westcliff (the "Reporting Persons").

     UEC is a Canadian public company conducting financing and investment activities in the real estate sectors in North America, whose securities are traded on the Toronto Stock Exchange. UEC has two classes of securities: Class A stock ("UEC-Class A"), holders of which have the right to elect two members of the Board of Directors of UEC but have no other right to vote as shareholders, and Class B stock ("UEC-Class B"), holders of which have the right to elect the remaining members of the Board of Directors of UEC and to vote on all other matters. However, UEC-Class A shares and UEC-Class B shares rank equally in the payment of dividends and UEC-Class A shares rank in priority on liquidation, dissolution or winding down of UEC and UEC-Class A shares are convertible into UEC-Class B shares under certain circumstances. Currently, there are 9,092,751 UEC-Class A shares outstanding and 1,035,944 UEC-Class B shares outstanding. The present principal occupations or employment of the directors and executive officers of UEC and the names, principal businesses and addresses of organizations in which such employment is conducted are set forth on Appendix A, which is attached hereto and incorporated herein.

     Mr. Mann is a citizen of Canada is a director of UEC. Mr. Mann is the controlling person of Tracy Mann Investments Limited, an Ontario corporation, which owns 33,333 UEC-Class B shares, representing approximately 3.2% of the UEC-Class B shares currently outstanding and 33,333 UEC-Class A shares, representing

CUSIP NO. 904659 10 9                                     Page 9 of 19 Pages

approximately .4% of the UEC-Class A shares currently outstanding.

     Mr. Mann is also the controlling person of Townsview Properties Limited, an Ontario corporation ("Properties"), which owns 166,861 UEC-Class B shares, representing approximately 10.67% of the UEC-Class B shares currently outstanding and 970,069 UEC-Class A shares, representing approximately 16.11% of the UEC Class A shares currently outstanding. Prior to the sales described below, Properties also owned 60.4% of Investments. Although Mr. Mann and parties related to him previously agreed to support the election of two nominees of Westcliff to the board of directors of UEC such agreement has been terminated and is no longer operative.

     Investments is a single purpose investment holding company, which owns 1,027,527 UEC-Class A shares, representing approximately 11.30% of the UEC Class A shares currently outstanding, and 177,092 UEC-Class B shares, representing approximately 17.09% of the UEC Class B shares currently outstanding. The present principal occupations or employment of the directors and executive officers of Investments and the names, principal businesses and addresses of organizations in which such employment is conducted are set forth on Appendix B, which is attached hereto and incorporated herein.

     Mr. Cockwell is a citizen of Canada and is the controlling person of Westcliff, which owns 475,000 UEC-Class B shares representing approximately 46% of the UEC-Class B shares currently outstanding and 1,000,000 UEC-Class A shares representing approximately 11% of the UEC-Class A shares currently outstanding. Mr. Cockwell is the President, and a Director of Investments and the President and a Director of UEC.

     Westcliff is a private investment and management services company. Westcliff also holds an indirect investment in UEC through its interest in Investments. The present principal occupations or employment of the directors and executive officers of Westcliff and the names, principal businesses and addresses of organizations in which such employment is conducted are set forth on Appendix C, which is attached hereto and incorporated herein.

     During the last five years, none of the directors, executive officers or controlling persons of UEC, Investments or Westcliff, or Mr. Mann or Mr. Cockwell has been (a) convicted in a criminal proceeding (excluding traffic violation or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or

CUSIP NO. 904659 10 9                                     Page 10 of 19 Pages

administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3:  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Beginning in 1981 and as described in the Original Statement and the subsequent amendments thereto, UEC has made a series of purchases and divestitures of various securities of the Issuer, including, without limitation, Common Stock, Series A Preferred Stock of the Issuer and Series B Preferred Stock of the Issuer, and options to purchase Common Stock, such that as of the date hereof UEC directly owns 1,286,886 shares of Common Stock of the Issuer (the "UEC Shares") of the 1,730,599 currently outstanding shares of Common Stock of the Issuer, representing approximately 74.3% of the shares of Common Stock currently outstanding. The UEC Shares were purchased using working capital, borrowings under UEC's revolving lines of credit and forgiveness of indebtedness.

ITEM 4:  PURPOSE OF TRANSACTION

     The shares referred to in Item 5 below were acquired by UEC for investment purposes. At any time UEC may determine to dispose of some or all of its holdings of Common Stock of the Issuer. Any decision by UEC to dispose of some or all of its holdings of Common Stock of the Issuer will depend, however, on numerous factors, including, without limitation, the price of shares of Common Stock of the Issuer, the terms and conditions relating to their sale, the prospects and profitability of the Issuer, other business and investment alternatives of UEC and general economic and market conditions.

     Except as set forth above, none of the Reporting Persons nor, to the best knowledge of such persons, any executive officer or director or any of the Reporting Persons has any plans or proposals which relate to or would result in:
(a) the acquisition by any person of additional securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or in dividend

CUSIP NO. 904659 10 9                                       Page 11 of 19 Pages

policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above. The Reporting Persons may formulate plans or proposals with respect to one or more of the foregoing in the future.

     The transactions which triggered the requirement for filing this Statement were sales on June 18, 1997 and January 20, 1998 by Properties of 500,000 Class B shares of Investments to Ontario for $1.00 and 1,456,277 Class B shares of Investments to Coastal Investments Inc. for $1,000. As previously indicated, prior to the transaction, Mr. Mann indirectly through Properties owned 60.4% of Investments and Investments owned and continues to own 177,092 UEC-Class B shares (17.09%) and 1,027,527 UEC-Class A shares (11.30%). The sales by Mr. Mann eliminated Mr. Mann's indirect beneficial interest in Investments such that Mr. Mann is no longer the controlling shareholder of Investments and accordingly reduced Mr. Mann's indirect beneficial ownership in the Issuer.

ITEM 5:  INTEREST IN SECURITIES OF THE ISSUER

     (a) As of the date hereof, UEC owns directly 1,286,886 shares of Common Stock, representing approximately 74.3% of the shares of Common Stock currently outstanding.

     As of the date hereof, Investments, Mr. Mann, Westcliff and Mr. Cockwell may be deemed to be beneficial owners of the UEC Shares.

     (b) UEC has the sole power to vote and dispose of the Lincorp Shares which it owns directly. Investments, Properties and Mr. Mann, through Mr. Mann's indirect ownership of shares of UEC and his position as a director of UEC, may be deemed to have the shared power to vote and dispose of a portion of the Lincorp Shares which UEC owns directly. Investments, Westcliff and Mr. Cockwell, through Mr. Cockwell's indirect ownership of shares of UEC and his position as a Director and President of UEC, may be

CUSIP NO. 904659 10 9                                       Page 12 of 19 Pages

deemed to have the shared power to vote and dispose of the a portion of the UEC Shares which UEC owns directly. However, Investments, Mr. Mann, Westcliff and Mr. Cockwell disclaim any direct beneficial ownership interest in the Lincorp Shares owned directly by UEC.

ITEM 6: CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None

ITEM 7:  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1-(Filed as an exhibit to the Original Statement)

Exhibit 2-(Filed as an exhibit to the Original Statement)

Exhibit 3-(Filed as an exhibit to the Original Statement)

Exhibit 4- Press Release dated December 28, 1983 (Filed as an exhibit to Amendment No. 2)

Exhibit 5- Agreement and Plan of Merger dated as of December 27, 1983 (Filed as an exhibit to Amendment No. 2)

Exhibit 6- (Filed as an exhibit to Amendment No. 3)

Exhibit 7- (Filed as an exhibit to Amendment No. 3)

Exhibit 8- Press Release dated February 15, 1984 (Filed as an exhibit to Amendment No. 4)

Exhibit 9- Press Release dated February 9, 1984 (Filed as an exhibit to Amendment No. 4)

Exhibit 10- Option Agreement with Kramble Holdings, Inc. (Filed as an exhibit to Amendment No. 5)

Exhibit 11- Option Agreement with Hess International (Filed as an exhibit to Amendment No. 5)

Exhibit 12- Letter dated May 14, 1989 from UCC to the Issuer (Filed as an exhibit to Amendment No. 10)

Exhibit 13- Press Release dated June 30, 1986 (Filed as an exhibit to Amendment No. 11)

CUSIP NO. 904659 10 9                                       Page 13 of 19 Pages

Exhibit 14 [sic]- Subscription and Purchase Agreement dated December 31, 1987 (Filed as an exhibit to Amendment No. 12)

Exhibit 14- Letter dated May 8, 1989 from UCC to the Board of Directors of the Issuer (Filed as an exhibit to Amendment No. 15)

Exhibit 15- Complaint in Michael Weiss v. George S. Mann, et al. (Filed as an
                         ---------------------------------------
exhibit to Amendment No. 16)

Exhibit 16- Press Release dated July 14, 1989 (Filed as an exhibit to Amendment No. 17)

Exhibit 17- Press Release dated September 14, 1989 (Filed as an exhibit to Amendment No. 18)

Exhibit 18- Complaint in Michael Weiss v. George S. Mann, et al. (C.A. No.
                         ---------------------------------------
11417) (Filed as an exhibit to Amendment No. 20)

Exhibit 19- Press Release dated April 18, 1990 (Filed as an exhibit to Amendment No. 21)

Exhibit 20- Press Release dated October 4, 1990 (Filed as an exhibit to Amendment No. 22)

Exhibit 21- Press Release dated November 23,1990 (Filed as an exhibit to Amendment No. 23)

Exhibit 22-Letter dated March 4, 1991 from Townsview Properties Limited to United Canada Corporation (Filed as an exhibit to Amendment No. 24)

Exhibit 23-Press Release dated April 24, 1991 (Filed as an exhibit to Amendment No. 25)

Exhibit 24- Press Release dated January 6, 1995 (Filed as an exhibit to Amendment No. 26)

Exhibit 25- Press Release dated February 20, 1996 (Filed as an exhibit to Amendment No. 27)

Exhibit 26- Joint Filing Agreement (Filed as an exhibit to Amendment No. 27)

Exhibit 27- Joint Filing Agreement (Filed as an exhibit to this Statement)

CUSIP NO. 904659 10 9                                       Page 14 of 19 Pages

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  April 6, 1998

                                        UNICORP ENGERGY CORPORATION



                                        By:  /s/ Ian. G. Cockwell
                                             -------------------------------
                                             Name:  Ian G. Cockwell
                                             Title:  President


                                        WESTCLIFF MANAGEMENT SERVICES, INC.



                                        By:  /s/ Ian. G. Cockwell
                                             -------------------------------
                                             Name:  Ian G. Cockwell
                                             Title:  President

                                        TOWNSVIEW INVESTMENTS LIMITED



                                        By:  /s/ Ian G. Cockwell
                                             -------------------------------
                                             Name:  Ian G. Cockwell
                                             Title:  President



                                             /s/ George S. Mann
                                        ------------------------------------
                                        Name:  George S. Mann



                                             /s/ Ian G. Cockwell
                                        ------------------------------------
                                        Name:  Ian G. Cockwell

CUSIP NO. 904659 10 9                                        Page 15 of 19 pages

                                   APPENDIX A
                                   ----------


     Set forth below are the names and present principal occupations or employment of UEC's directors and executive officers and the names, principal businesses and addresses of organizations in which such employment is conducted. Unless otherwise noted, each person listed below is a citizen of Canada and has as their business address BCE Place, 181 Bay Street, Suite 2380, P.O. Box 847, Bay Wellington Tower, Toronto, Ontario M5J 2T3.

                      Position with            Principal
  Name                    UEC             Occupation and Address
  ----                -------------       ----------------------
Ian G. Cockwell       Director and        President of Westcliff
                      President           Management Services, Ltd.
                                          181 Bay Street
                                          Suite 2380
                                          Toronto, Ontario,
                                          Canada M5J2S1


Robert A. Dunford     Chairman of Board   Chairman of the Board of
                      of Directors        Great Lakes Power Inc.
                                          181 Bay Street
                                          Suite 4400
                                          Toronto, Ontario
                                          Canada M5J2S1

Charles T. Howard     Director            President and Chief
                                          Executive Officer of Ausuoram Holdings
                                          Limited
                                          130 Adelaide Street
                                          Suite 3302
                                          Toronto, Ontario
                                          Canada M4T1HK

Sidney A. Lindsay     Director            President of Lindsay
                                          Consultants
                                          98 Inglewood Drive
                                          Toronto, Ontario
                                          Canada M4TiHS

George S. Mann        Director            Investor
                                          2 St. Claire Avenue West
                                          Suite 1004  Toronto, Ontario
                                          Canada M4V1L5

CUSIP NO. 904659 10 9                                        Page 16 of 19 pages

Anne Arone            Secretary           Secretary of the Company
                                          181 Bay Street
                                          Suite 2380
                                          Toronto, Ontario
                                          Canada M5J2S1

CUSIP NO. 904659 10 9                                        Page 17 of 19 pages

                                   APPENDIX B
                                   ----------

     Set forth below are the names and present principal occupations or employment of Investments' directors and executive officers and the names, principal businesses and addresses of organizations in which such employment is conducted. Unless otherwise noted, each person listed below is a citizen of Canada and have as their business address 181 Bay Street, Suite 2380, Toronto, Ontario, Canada, M5J2S1.

                      Position with            Principal
  Name                 Investments         Occupation and Address
  ----                --------------       ----------------------
Ian G. Cockwell       Director and         President of Westcliff
                      President            Management Services, Ltd.
                                           161 Bay Street
                                           Suite 2380
                                           Toronto, Ontario,
                                           Canada M5J2S1


CUSIP NO. 904659 10 9                                        Page 18 of 19 pages

                                   APPENDIX C
                                   ----------

     Set forth below are the names and present principal occupations or employment of Westcliff's directors and executive officers and the names, principal businesses and addresses of organizations in which such employment is conducted. Unless otherwise noted, each person listed below is a citizen of Canada and have as their business address 181 Bay Street, Suite 2380, Toronto, Ontario, Canada M5J2S1.

                      Position with            Principal
  Name                 Investments         Occupation and Address
  ----                -------------        ----------------------
Ian G. Cockwell       President            President of Westcliff
                                           Management Services, Ltd.
                                           181 Bay Street
                                           Suite 2380
                                           Toronto, Ontario,
                                           Canada M5J2S1
